Mail Stop 4561
Via fax – (972) 3-978-1010

December 11, 2008

Yanki Margalit
Chief Executive Officer
Aladdin Knowledge Systems, Ltd.
35 Efal Street
Kiryat Arye
Petach Tikva, Israel 49511

   Re: **Aladdin Knowledge Systems, Ltd.**
      Form 20-F for the Fiscal Year Ended December 31, 2007
      Filed on March 27, 2008
      Form 6-K Filed on September 4, 2008
      Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008
      and October 16, 2008
      File no. 0-22456

Dear Mr. Margalit:

   We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 35

1.   We note that your total revenues increased by 19% and 9% in fiscal 2007 and
        fiscal 2006, respectively, which was primarily related to increased sales in various
        product lines and international markets. Tell us whether you consider sales
        volume and/or average fees for your products to be key indicators of your
        financial condition and operating performance as addressed in Section III.B.1 of
        SEC Release 33-6835. If so, tell us your consideration for disclosing such key
        indicators pursuant to this release.

Form 6-K Filed September 4, 2008

2.   We note that you completed the acquisition of Secure SafeWord product line from
        Secure Computing Corporation for approximately $65 million in cash including
        acquisition costs. Please tell us your preliminary purchase price allocation and
        how you determined the fair value of the assets and liabilities acquired. In this
        regard, please explain the methods and assumptions used to identify and value the
        intangible assets acquired and to determine their useful lives.

Form 6-Ks Filed January 24, 2008, April 21, 2008, July 21, 2008 and October 16, 2008

3.   We believe the non-GAAP operating statement columnar format appearing in the
        Forms 6-K as the Reconciliation of GAAP Financial Information to Non-GAAP
        may create the unwarranted impression to investors that the non-GAAP operating
        statement has been prepared under a comprehensive set of accounting rules or
        principles while also conveying undue prominence to a statement based on non-
        GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines
        non-GAAP measures and does not contemplate including non-GAAP financial
        statements as a "measure." Please remove that presentation, or explain to us in
        reasonable detail why its retention is justified in light of these concerns. As a
        substitute for this presentation format, you may consider presenting only
        individual non-GAAP measures (i.e., line items, subtotals, etc.).

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481, Melissa Feider at (202) 551-3379, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief